ALTCOIN EXCHANGE, INC.

Unaudited Financial Statements For The Period of Inception Through December 31, 2017

January 15, 2018



Independent Accountant's Review Report

To Management
Altcoin Exchange, Inc.
San Diego, CA

We have reviewed the accompanying balance sheet of Altcoin Exchange, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ALTCOIN EXCHANGE, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	4,311
TOTAL CURRENT ASSETS		4,311
NON-CURRENT ASSETS		
Intangible Assets		6,666
TOTAL NON-CURRENT ASSETS		6,666
TOTAL ASSETS		10,978

LIABILITIES AND SHAREHOLDERS' EQUITY

NON-CURRENT LIABILITIES		
Related Party Loan		50,167
TOTAL LIABILITIES		50,167
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,224,140 issued; $.001 par value)		1,224
Additional Paid in Capital		12,084
Retained Earnings (Deficit)		(52,497)
TOTAL SHAREHOLDERS' EQUITY		(39,189)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	10,978

Unaudited- See accompanying notes.

ALTCOIN EXCHANGE, INC.
INCOME STATEMENT
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017

_____

Operating Expense		
Research & Development	$	41,422
Legal & Professional		6,141
General & Adminstrative		2,449
Advertising		2,319
		52,330
Net Income from Operations		(52,330)
Other Income (Expense)		
Interest Expense		(167)
Net Income	$	(52,497)

ALTCOIN EXCHANGE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF INCEPTION THROUGH DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(52,497)
Net Cash Flows From Operating Activities		(52,497)
Cash Flows From Investing Activities		
Change in Intangible Assets		(6,666)
Net Cash Flows From Investing Activities		(6,666)
Cash Flows From Financing Activities		
Change in Related Party Loan		50,167
Change in Common Stock		1,224
Change in Additional Paid in Capital		12,084
Net Cash Flows From Investing Activities		63,475
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		4,311
Cash at End of Period	$	4,311

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Altcoin Exchange, Inc. ("the Company") is a corporation organized under the laws of the States of California, and Delaware. The Company is currently engaged in the development of an online platform for trading cryptocurrencies.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intellectual Property

Intellectual Property consists of amounts capitalized to obtain and secure the Company's internet domain name, which it intends to use as part of its business. Domain names have an indefinite useful or legal life, thus the Company has elected not to amortize intellectual property.

Revenue

The Company earns revenue primarily from online advertising. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The Company has not commenced principal operations, and earned no revenue during the period ended December 31, 2017.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during the year ended December 31, 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforward, the Company has elected not to recognize an allowance to account for it in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filing for 2017, will remain subject to review by the Internal Revenue Service for three years form the original due date, or the date filed, whichever is later.

The Company is subject to franchise and income tax filing requirements in the State of California, but is eligible to claim a first-year exemption from the minimum franchise tax. The Company's tax filing in the State of California for 2017 will remain subject to review by that State for four years from the original due date, or the date filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filing in the State of Delaware for 2017 will remain subject to review by that State for three years from the original due date, or the date filed, whichever is later.

NOTE D- RELATED PARTY DEBT

In 2017, the Company entered into an agreement with related company under common management and control to borrow up to $100,000 for the purpose of funding development operations (the "Related Party Loan"). The Related Party Loan is unsecured, accrues interest at the rate of 2% per annum, and matures on December 31, 2019. As of December 31, 2017, borrowings under the Related Party Loan amounted to $50,000. However, the Company received an additional disbursement of $25,000 subsequent to December 31, 2017, but before the financial statements were available to be issued.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 15, 2018, the date that the financial statements were available to be issued.